Contact

www.linkedin.com/in/david-hughes-9770ab189 (LinkedIn)

Top Skills

Research
Higher Education
Food Security

David Hughes

Huck Chair in Global Food Security at Penn State University and Director of USAID Innovation Lab on Current and Emerging Threats to Crops, Founder of PlantVillage & PlantVillage+

State College, Pennsylvania, United States

Summary

I work on global food security through PlantVillage https://plantvillage.psu.edu/. We use and develop computer software, AI algorithms, and ground networks of youth and farmers to combat pests and climate change stressors at the farm level. As a University professor at a US Land Grant University, I have access to excellent research in both agriculture and computer science, public funds and a global network of researchers that I can leverage to focus on the wicked problem of smallholder farmer adaptation to climate change coupled with biotic stressors.

I also recently founded PlantVillage+ which is a private company partly owned by Penn State. It''s goal is to solve for poverty and climate change by blending and continuing to support public AI & research with paid services for farmers, companies and governments. As a company built on public capital 30% of profits go to workers and farmers, 10% to our charity, The Village Youth Fund and 5% to help government access tech and AI .

Experience

Penn State University

14 years

Director of USAID Innovation Lab on Current and Emerging Threats to Crops

September 2021 - Present (3 years 7 months)

Dorothy Foehr Huck and J. Lloyd Huck Chair in Global Food Security

July 2020 - Present (4 years 9 months)

State College, Pennsylvania, United States

My background is disease biology and my career was blue sky science (i.e. non-applied) on social insects and their diseases. I mostly worked in rainforests around the world and my experience walking out of forests in low-income countries onto farms that were devastated by crop diseases led

me to conceive of PlantVillage. https://plantvillage.psu.edu/ I have now fully transitioned to working on global food security to enable smallholder farmers around the world cope with pests and stressors associated with climate change.

Associate Professor in Entomology and Biology
June 2017 - July 2020 (3 years 2 months)

Assistant Professor in Entomology and Biology
April 2011 - July 2017 (6 years 4 months)

FAO
UN Fellow
July 2018 - July 2020 (2 years 1 month)

Worked as UN Fellow in the Plant Protection and Production Division at UN FAO, Rome

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Education

Harvard University
· (July 2008 - July 2010)

University of Oxford
DPhil, Entomology · (August 1999 - June 2003)

University of Oxford
DPhil · (1999 - 2003)

University of Glasgow
Bachelor of Science - BS, Zoology · (September 1994 - June 1999)